Exhibit 99.181

Valour Announces the Mega Launch of 20 New Digital Asset ETPs on Spotlight Stock Market

●	Landmark Launch: Valour has launched 20 new digital asset ETPs simultaneously on the Spotlight Stock Market, marking the largest single-day ETP launch in Valour’s history and expanding its portfolio to over 60 ETPs listed across European exchanges.

●	Innovative Digital Asset Access: The new ETPs provide investors with secure, regulated exposure to a diverse array of cutting-edge blockchain technologies, supporting Valour’s mission to bridge traditional finance with the decentralized future.

●	Ambitious Growth Goals: Valour aims to expand its product offerings to 100 ETPs by the end of 2025, reinforcing its position as a leader in democratizing access to digital assets through traditional exchanges.

Toronto, Canada, December 12, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), proudly announces that its subsidiary Valour Inc. and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has simultaneously launched 20 new ETPs on the Spotlight Stock Market. This significant expansion provides investors with diversified exposure to a broad spectrum of innovative digital assets.

With this landmark launch of 20 new ETPs, Valour is solidifying its position as a leader in regulated digital asset access. This milestone—the largest single-day launch in Valour’s history—demonstrates our commitment to democratizing access to digital assets on traditional exchanges. By expanding its product lineup to include a diverse range of innovative digital assets, we are opening the door for investors to participate in this rapidly evolving market. Following this launch, Valour will boast an impressive portfolio of more than 60 ETPs listed across various European exchanges, with several of them representing world premieres in their respective categories. Having met the ambitious goal of significantly increasing its ETP offerings to more than 50 by year-end, Valournow set its sights on an even loftier target: 100 ETPs by the close of 2025. Valour’s focus remains steadfast on providing secure, regulated, and accessible pathways for digital asset investment.

Johan Wattenström, Co-Founder of Valour, declared: “This landmark launch of 20 new ETPs represents a pivotal moment for Valour and the digital asset industry. By simultaneously introducing such a diverse range of innovative products, we are not merely expanding our portfolio—we are offering investors access to the forefront of blockchain technology. With more than 60 ETPs now listed across European exchanges, including several world-first offerings, we are fulfilling our mission to bridge traditional finance with the decentralized future. This milestone paves the way for our ambitious goal of reaching 100 ETPs by the end of 2025, underscoring our dedication to providing secure, regulated, and accessible pathways for digital asset investment. We are not just keeping pace with the rapidly evolving crypto market; we are leading the charge in bringing these opportunities to investors through regulated products on traditional exchanges.”

Olivier Roussy Newton, CEO of DeFi Technologies and Co-founder of Valour, added: “This launch by Valour represents a watershed moment for DeFi Technologies and the entire digital asset ecosystem. We’re not just expanding our offerings—we’re fundamentally reshaping how traditional investors can engage with cutting-edge blockchain technology. Valour’s achievement, underscores our group’s commitment to bridging the gap between conventional finance and the decentralized future. As we set our ambitions for 2025, DeFi Technologies is solidifying its position as a vanguard in the industry, driving access to digital assets through regulated, secure, and accessible products. This milestone launch is a testament to our team’s expertise and our unwavering dedication to empowering investors with the tools they need to participate in the financial revolution of Web3 and DeFi.”

List of Newly Launched ETPs:

1.	Valour Sei (SEI) ETP (ISIN: CH1108679247)

○	Sei (SEI): Valour Sei (SEI) SEK is an ETP that tracks the price of SEI, the native cryptocurrency of the Sei blockchain. Designed as a high-performance Layer 1 blockchain, Sei is optimized for trading, offering unmatched speed, scalability, and reliability. Its innovative architecture empowers decentralized exchanges (“DEXs”) and DeFi applications with instant finality and low transaction costs, making it an ideal platform for financial applications. With a growing ecosystem and a focus on empowering developers and users, Sei is positioned as a key player in the evolution of decentralized trading and Web3 infrastructure. SEI holders can actively participate in the network’s governance, staking, and ecosystem growth, contributing to a dynamic and forward-thinking blockchain community.

○	Market Cap: $2.21B

○	Global Rank: 59

2.	Valour Worldcoin (WLD) ETP (ISIN: CH1108679254)

○	Worldcoin (WLD): Valour Worldcoin (WLD) SEK is an ETP tracking WLD, the native cryptocurrency of the Worldcoin ecosystem. Worldcoin combines biometric technology with blockchain to enable secure, privacy-focused identity verification and promote universal financial access. Designed for global inclusivity, it supports initiatives like universal basic income and fosters equitable participation in digital economies. WLD holders contribute to a vision of accessible and decentralized finance, driving a more inclusive global community.

○	Market Cap: $2.14B

○	Global Rank: 61

3.	Valour Aptos (APT) ETP (ISIN: CH1108679262)

○	Aptos (APT): Valour Aptos (APT) SEK is an ETP tracking APT, the native cryptocurrency of the Aptos blockchain. Aptos is a next-generation Layer 1 blockchain designed for scalability, reliability, and security, offering a seamless experience for decentralized applications (“dApps”). Powered by its innovative Move programming language, Aptos enables fast transactions and a developer-friendly ecosystem. Focused on advancing Web3 usability and adoption, Aptos provides robust infrastructure for NFTs, DeFi, and beyond. APT holders can participate in staking, governance, and ecosystem growth, contributing to a blockchain built for performance and a thriving digital future.

○	Market Cap: 6.2B

○	Global Rank: 25

4.	Valour ASI (FET) ETP (ISIN: CH1108679270)

○	ASI (FET): Valour ASI (FET) SEK is an ETP tracking FET, the native token of the Fetch.ai ecosystem. Fetch.ai combines AI and blockchain to create autonomous agents that optimize systems across industries like supply chain, finance, and mobility. The FET token enables smart contract execution, staking, and governance, driving the network’s AI-powered capabilities. As part of a recent merge of three decentralized AI platforms: Fetch.ai, SingularityNET, and Ocean Protocol, FET evolved to unify utility across applications, streamlining its use for enhanced interoperability and scalability. FET holders contribute to advancing decentralized AI solutions for a smarter, more efficient digital economy.

○	Market Cap: $4.1B

○	Global Rank: 36

5.	Valour Render (RENDER) ETP (ISIN: CH1108679288)

○	Render (RENDER): Valour Render (RENDER) SEK is an ETP tracking RENDER, the native cryptocurrency of the Render Network. Render leverages blockchain technology to decentralize GPU-based rendering, providing creators with cost-effective and scalable access to computational power for visual effects, gaming, and design. Designed to empower digital creativity, the Render Network connects users seeking rendering services with GPU owners, optimizing resources and reducing costs. RENDER tokens are used for payment and incentivizing participants in the network, enabling seamless collaboration across the creative ecosystem. RENDER holders support a vision of decentralized computing, fostering innovation and accessibility in the digital arts and entertainment industries.

○	Market Cap: $4.6B

○	Global Rank: 30

6.	Valour Aerodrome Finance (AERO) ETP (ISIN: CH1108679296)

○	Aerodrome Finance (AERO): Valour Aerodrome (AERO) SEK is an ETP tracking AERO, the native token of Aerodrome Finance on the Base network. Base, a Layer 2 blockchain by Coinbase, is designed for scalability and low-cost transactions. Aerodrome is a next-gen automated market maker (AMM) designed for efficient token swaps and liquidity provision. AERO tokens serve as utility and governance assets, enabling holders to lock them for voting power and rewards from trading fees. By optimizing DeFi operations with a focus on user participation and incentives, Aerodrome fosters a decentralized, community-driven financial ecosystem.

○	Market Cap: $1.3B

○	Global Rank: 87

7.	Valour Arweave (AR) ETP (ISIN: CH1108679304)

○	Arweave (AR): Valour Arweave (AR) SEK is an ETP tracking AR, the native token of the Arweave network. Arweave is a decentralized storage protocol designed for permanent data storage at a one-time cost, ensuring information remains accessible indefinitely. Built on its unique blockweave technology, Arweave enables fast, scalable, and low-cost data retrieval. The AR token is used to pay for data storage and incentivize miners who maintain the network. By offering a sustainable solution for preserving digital content, Arweave fosters a community-driven ecosystem that secures history, promotes transparency, and empowers decentralized applications with reliable, permanent storage.

○	Market Cap: $1.4B

○	Global Rank: 81

8.	Valour Injective (INJ) ETP (ISIN: CH1108679312)

○	Injective (INJ): Valour Injective (INJ) SEK is an ETP tracking INJ, the native token of the Injective Protocol. Injective is a decentralized blockchain optimized for finance, offering fast, scalable, and interoperable solutions for trading, lending, and other DeFi applications. Built on a Layer 1 architecture, Injective enables fully decentralized order books, perpetual swaps, and cross-chain compatibility. The INJ token powers the ecosystem by facilitating staking, governance, and fee payments. Designed to expand access to financial markets, Injective fosters a user-centric, community-driven platform that supports innovation and inclusivity in decentralized finance.

○	Market Cap: $2.7B

○	Global Rank: 53

9.	Valour Aave (AAVE) ETP (ISIN: CH1108679338)

○	Aave (AAVE): Valour Aave (AAVE) SEK is an ETP tracking AAVE, the native token of the Aave protocol. Aave is a DeFi platform enabling users to lend, borrow, and earn interest on digital assets through a secure, non-custodial ecosystem. Powered by smart contracts on Ethereum and other blockchains, Aave offers innovative features like flash loans and variable interest rates. The AAVE token is used for governance, staking, and securing the protocol, allowing holders to influence key decisions and earn rewards. By promoting transparency and accessibility, Aave fosters a robust and inclusive financial ecosystem in the decentralized economy.

○	Market Cap: $4B

○	Global Rank: 37

10.	Valour Pendle (PENDLE) ETP (ISIN: CH1108679346)

○	Pendle (PENDLE): Valour Pendle (PENDLE) SEK is an ETP tracking PENDLE, the native token of the Pendle Finance protocol. Pendle is a DeFi platform that enables users to tokenize and trade future yields, providing greater control over yield management. By separating yield-bearing assets into principal and yield components, Pendle allows users to engage in fixed or variable yield strategies. The PENDLE token facilitates governance participation and incentivizes liquidity provision within the ecosystem. Through its innovative approach to yield tokenization, Pendle enhances flexibility and efficiency in DeFi yield optimization.

○	Market Cap: $952.5B

○	Global Rank: 108

11.	Valour Fantom (FTM) ETP (ISIN: CH1108679353)

○	Fantom (FTM): Valour Fantom (FTM) SEK is anETP tracking FTM, the native token of the Fantom network. Fantom is a high-performance, scalable blockchain platform designed for fast and cost-efficient ddApps and enterprise use cases. Powered by its unique Lachesis consensus mechanism, Fantom enables near-instant transactions with low fees while maintaining high security. The FTM token is used for transaction fees, staking, and governance, allowing holders to influence network decisions and earn rewards. Fantom fosters a robust ecosystem that supports DeFi, NFTs, and a wide range of innovative applications, driving the adoption of efficient blockchain technology.

○	Market Cap: $3.2B

○	Global Rank: 46

12.	Valour Kaspa (KAS) ETP (ISIN: CH1108679379)

○	Kaspa (KAS): Valour Kaspa (KAS) SEK is an ETP tracking KAS, the native token of the Kaspa blockchain. Utilizing its GhostDAG protocol, Kaspa processes blocks in parallel, enabling fast transaction finality and high scalability. The KAS token is used for transaction fees and network security through mining. With its efficient and decentralized design, Kaspa supports scalable blockchain applications, empowering developers and users alike.

○	Market Cap: $4B

○	Global Rank: 38

13.	Valour Pyth Network (PYTH) ETP (ISIN: CH1108679387)

○	Pyth Network (PYTH): Valour Pyth Network (PYTH) SEK is an ETP tracking PYTH, the native token of the Pyth Network. Pyth is a decentralized oracle delivering real-time, high-fidelity market data directly from top-tier sources to dApps across blockchains. The PYTH token enables governance, allowing holders to stake and vote on protocol decisions. By providing accurate, timely data, Pyth Network enhances the reliability and efficiency of decentralized finance (DeFi) applications.

○	Market Cap: $1.5B

○	Global Rank: 78

14.	Valour Jupiter (JUP) ETP (ISIN: CH1108679395)

○	Jupiter (JUP): Valour Jupiter (JUP) SEK is an ETP that tracks JUP, the token used on the Jupiter platform. Jupiter is a tool on the Solana blockchain that helps users get the best prices when swapping tokens by connecting to many DEXs. The JUP token allows users to vote on decisions about how the platform is run and improved. By combining liquidity from different sources and offering user-friendly tools, Jupiter makes decentralized trading on Solana simpler and more efficient.

○	Market Cap: $1.4B

○	Global Rank: 80

15.	Valour Lido DAO (LDO) ETP (ISIN: CH1108679403)

○	Lido DAO (LDO): Valour Lido DAO (LDO) SEK is an ETP that tracks LDO, the token used by the Lido DAO platform. Lido is a liquid staking protocol that allows users to stake their cryptocurrencies like Ethereum while still having access to liquidity through staked token derivatives. The LDO token gives holders voting rights on decisions about the platform’s operations, including fees and protocol updates. By enabling easy staking and maintaining flexibility with staked tokens, Lido simplifies the staking process and helps users earn rewards while staying active in the DeFi ecosystem.

○	Market Cap: $1.6

○	Global Rank: 70

16.	Valour Wormhole (W) ETP (ISIN: CH1108679411)

○	Wormhole (W): Valour Wormhole (W) SEK is an ETP that tracks W, the token used on the Wormhole network. Wormhole is a cross-chain messaging protocol that enables the transfer of assets and information between different blockchains, supporting interoperability across the decentralized ecosystem. The W token is used to support governance and incentivize network participants who maintain and secure the protocol. By connecting multiple blockchains, Wormhole simplifies asset movement and communication, fostering a more interconnected and accessible DeFi environment.

○	Market Cap: $858.3M

○	Global Rank: 118

17.	Valour THORChain (RUNE) ETP (ISIN: CH1108679429)

○	THORChain (RUNE): Valour THORChain (RUNE) SEK is an ETP tracking RUNE, the native token of the THORChain protocol. THORChain is a decentralized liquidity network that enables cross-chain swaps, allowing users to trade assets directly between blockchains without the need for centralized exchanges. The RUNE token powers the network by securing liquidity pools, enabling swaps, and participating in governance. RUNE holders can stake tokens to earn rewards and influence protocol decisions. By simplifying asset swaps and maintaining decentralized liquidity, THORChain enhances flexibility and accessibility across the DeFi ecosystem.

○	Market Cap: $2.1B

○	Global Rank: 62

18.	Valour Akash Network (AKT) ETP (ISIN: CH1108679437)

○	Akash Network (AKT): Valour Akash (AKT) SEK is an ETP tracking AKT, the native token of the Akash Network. Akash is a decentralized cloud computing platform that connects developers with unused computing resources, offering a cost-effective and scalable alternative to traditional cloud providers. The AKT token is used for payments, staking, and governance, allowing holders to influence decisions about the platform’s operations and growth. By enabling flexible, permissionless access to cloud services, Akash Network supports innovation and decentralization in the digital economy.

○	Market Cap: $919.6M

○	Global Rank: 114

19.	Valour Starknet (STRK) ETP (ISIN: CH1108679049)

○	Starknet (STRK): Valour StarkNet (STRK) SEK is an exchange-traded product (ETP) tracking STRK, the native token of the StarkNet ecosystem. StarkNet is a decentralized Layer 2 scaling solution for Ethereum, leveraging zero-knowledge rollups (ZK-rollups) to enable fast, low-cost, and secure transactions. The STRK token is used for governance, staking, and paying transaction fees, empowering holders to influence protocol upgrades and ecosystem development. By enhancing Ethereum’s scalability and efficiency, StarkNet supports a wide range of dApps and fosters innovation in the blockchain ecosystem.

○	Market Cap: $1.4B

○	Global Rank: 86

20.	Valour Metis (METIS) ETP (ISIN: CH1108679056)

○	Metis (METIS): Valour Metis (METIS) SEK is an exchange-traded product (ETP) tracking METIS, the native token of the Metis Layer 2 platform. Metis is a decentralized scaling solution for Ethereum, utilizing optimistic rollups to enable faster, low-cost transactions and efficient deployment of dApps. The METIS token is used for transaction fees, staking, and governance, allowing holders to vote on protocol decisions and support the network’s growth. By enhancing scalability and simplifying blockchain development, Metis fosters a robust ecosystem for Web3 projects, DeFi, and other decentralized technologies.

○	Market Cap: $315.5M

○	Global Rank: 247

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that provide retail and institutional investors with simple and secure access to digital assets through their traditional bank accounts. Valour’s fully hedged digital asset ETPs feature low to zero management fees and are listed on various European exchanges, banks, and broker platforms. Valour operates as part of the asset management business line of DeFi Technologies Inc.

For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of the newly launched ETPs; the development and prospects of the underlying digital assets; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; the continued maintenance, development and growth of the digital assets underlying Valour’s ETPs; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681